OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

November 5, 2013

Via Electronic Transmission

Ms. Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Oppenheimer Diversified Alternatives Fund/VA (File Nos. 02-93177, 811-04108)

Dear Ms. Skeens:

We have reviewed your comments, provided via phone conversation on October 3, 2013, to the Registration Statement for Oppenheimer Variable Account Funds (the “Trust”), on behalf of its new series, Oppenheimer Diversified Alternatives Fund/VA (the “Registrant” or the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2013 under Rule 485(a) of the Securities Act of 1933 (the “Registration Statement”). For your convenience, we have included each of your comments in italics below, followed by our response. Any undefined capitalized terms used below correspond to terms the Registrant uses in the Registration Statement.

1.	Comment: Please confirm supplementally that any missing information, including Part C exhibits, will be filed by amendment to the Registration Statement.

Response: We confirm.

2.	Comment: Disclose that the portfolio turnover rate is not available because the Fund has not yet commenced operations or commenced operations around the date of the prospectus.

Response: We understand the Form N-1A requirements regarding the contents of the summary prospectus to preclude inclusion of a statement in the “Portfolio Turnover” section of the summary prospectus that would reference the unavailability of the portfolio turnover rate. Our understanding is underscored by comments of the Commission staff (the “Staff”) to us and others in the industry.1

3.	Comment: Since the term "Alternatives" is used in the name of the Fund, please disclose a policy in accordance with Rule 35d−1 under the Investment Company Act of 1940 (the “1940 Act”) to invest at least 80% of the Fund’s assets in alternative investments.

Response: The term "Alternatives" in the Fund’s name suggests a type of investment strategy that seeks to diversify the Fund’s investments across different, non-traditional asset classes and investment strategies. The term does not reflect a type of investment. As set forth in the Commission’s release adopting Rule 35d−1, the rule does not apply to fund names that incorporate terms that connote types of investment strategies, as opposed to types of investments.2 Additionally, the Division of Investment Management’s guidance regarding Rule 35d−1 further clarifies the point.3 Accordingly, we respectfully decline this comment.

4.	Comment: Disclose supplementally the percentage of the Fund’s total assets that will be invested in the Subsidiary on the first day of operations.

Response: The Fund expects to have 15% of its total assets invested in the Subsidiary on the first day of operations.

5.	Comment: Confirm that the Subsidiary intends to comply with sections 15 and 16 under the 1940 Act, that the Fund and the Subsidiary will comply with Sections 8, 17 and 18 of the 1940 Act on a consolidated basis, and that the Subsidiary is subject to the same restrictions as the Fund.

Response: As a general matter, the Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. The Fund however applies its investment restrictions and compliance policies and procedures, on a look-through basis, to the Subsidiary. The Subsidiary’s Manager and Sub-Adviser are the same as the Manager and Sub-Adviser for the Fund, and are subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary’s portfolio investments and shares of the Subsidiary. The consolidated financial statements of each of the Fund and the Subsidiary are audited by the Fund’s independent registered public accounting firm. In complying with its fundamental and non-fundamental investment restrictions, the Fund will typically aggregate its direct investments with the Subsidiary’s investments when testing for compliance with its restrictions. However, the Subsidiary will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. The Fund and the Subsidiary also share the same custodian. The Subsidiary does not intend to engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

6.	Comment: Confirm that the Board of Directors of the Subsidiary have consented to service of process in the U.S.

Response: We confirm.

7.	Comment: Confirm that the Subsidiary’s Board of Directors will execute amendments to the Fund’s registration statement.

Response: The Subsidiary’s directors are not required to sign the Fund’s registration statement because the Subsidiary is not offering its securities in the U.S. and is not a co−issuer of the Fund’s securities. The Subsidiary was organized solely for the purpose of providing the Fund a non−exclusive means by which to advance its investment objective in compliance with an existing line of IRS revenue rulings, which have limited the ability of funds with strategies similar to the Fund, to gain exposure to the commodities markets through investments in commodity−linked swap agreements.

Section 7(d) of the 1940 Act prohibits an investment company not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. Commission Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment, and in each case the subsidiaries were established in order to facilitate the fund’s investment program; not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors (the “Offshore No-Action Letters”). In the Offshore No-Action Letters, the funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Fund is relying on the Offshore No-Action Letters in support of its view that the Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).

Furthermore, the Subsidiary is not a co-issuer of the Fund’s securities, and therefore its directors are not required to sign the Fund’s Registration Statement on that basis. The Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (commonly referred to as “master−feeder” or “hub and spoke” funds), Commission Staff has required the acquired fund to sign the registration statement of the acquiring fund. The Staff has taken this position based upon its view that the acquiring fund is a co−issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933. However, Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933].” Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co−issuer” for purposes of Rule. Thus, in a typical master−feeder structure, the Staff has viewed the feeder fund as a “co−issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.

The Subsidiary is different from a traditional master-feeder structure in both structure and purpose. It is, by design, a limited part of the Fund’s overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. In fact, the Fund’s assets are typically invested outside the Subsidiary. For example, on the first day of operations, the Fund is expected to have 15% of its assets invested in the Subsidiary, but at times may invest nothing. Thus, the Subsidiary is not the predominant activity of the Fund. In contrast, in a master−feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Fund does not believe that a Subsidiary is a “co−issuer” under Rule 140, and therefore its directors are not required to sign the Fund’s Registration Statement.

Although the Subsidiary’s directors are not required to sign the Registration Statement, the Fund believes that the Commission Staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of the Fund’s shareholders. First, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, its activities, including investment management, will take place in the U.S. The Subsidiary’s books and records will be maintained in the U.S., together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets is maintained in the U.S. with the Fund’s custodian in accordance with Section 17(f) and the rules thereunder.

8.	Comment: Confirm that the financial statements of the Subsidiary are consolidated with those of the Fund.

Response: We confirm.

9.	Comment: “Main Risks of Exchange-Traded Notes” is listed in the Principal Risks section of the prospectus; however there is no corresponding discussion of the use of exchange-traded notes as part of the Fund’s Principal Investment Strategies section. Please revise the prospectus to reconcile the discrepancy.

Response: “Main Risks of Exchange-Traded Notes” has been deleted from the Principal Risks section.

10.	Comment: Please disclose the portfolio managers’ titles.

Response: We have revised the disclosure to reflect Mr. Hamilton’s officer title with the Fund. The other portfolio managers are not officers of the Fund.

11.	Comment: Review the strategies and risks included in the Fund’s principal investment strategies and principal risks sections to ensure that the disclosures are not too generic and standardized and describe the actual derivative investments, and their associated risks, that the Fund may use. Confirm supplementally that each derivative instrument named in the derivatives risk disclosures is consistent with the Fund’s investment strategies. See the letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

12.	Response: We have confirmed that the derivatives disclosures are not too generic/standardized and describe the actual derivatives that the Fund may use, and their associated risks. In addition, we have confirmed that each derivative instrument named in the derivative risks disclosure is consistent with the Fund’s investment strategies.

13.	Comment: Note that the heading in the prospectus table of contents titled “More About Your Investment” is inconsistent with the actual heading of the section it is intended to correspond to.

Response: We have revised the actual heading to be consistent with the table of contents heading.

14.	Comment: In the footnotes to the expense table, please revise the terms “first full fiscal year” and “first full year” to be consistent with Instruction 6(a) of Item 3 of Form N-1A.

Response: We have revised the disclosure to reflect that estimated expenses are based on the “current fiscal year.”

15.	Comment: In the discussion of the Fund’s portfolio holdings disclosure policy, please disclose for all identified recipients the frequency and the lag, and whether any compensation is paid for the information.

Response: Consistent with Item 16(f) of Form N-1A, the subsection “Portfolio Holdings Disclosure Policy” under “Disclosure of Portfolio Holdings” in the Fund’s SAI clearly discloses the frequency and the lag of the disclosure of the Fund’s portfolio holdings to those entities that have appropriate arrangements. The section also discloses that neither the Fund, the Manager, nor or any of its affiliates, receives compensation in connection with the disclosure of portfolio holdings. We therefore believe that no revisions are necessary.

16.	Comment: Please provide a current “as of” date for information provided in the “Trustees Share Ownership” and “Remuneration of the Officers and Trustees” tables in the SAI.

Response: Form N-1A specifically requires that (1) information in the Fund’s trustees’ share ownership table be as of “the most recently completed calendar year” and (2) information in the trustees’ compensation table be “as of the most recently completed fiscal year.” In adopting the requirement that funds disclose trustees’ fund share ownership information, the Commission specifically and deliberately declined to require that information be provided as of the most recent practicable date; instead, it cited a desire to strike an appropriate balance between providing shareholders with useful information and not imposing an administrative burden on fund directors.4 In light of N-1A’s specific requirement, we believe the same reasoning should apply to updating information in the trustee compensation table. Accordingly, we respectfully decline the comment.

17.	Comment: In accordance with Item 17(c) of Form N-1A, please provide information concerning the compensation of the affiliated persons of the Fund; or alternatively, please explain why disclosure is not applicable.

Response: None of the Trust's officers or any affiliated person of the Trust are compensated by the Trust or any series of the Trust, and none received compensation from the Fund for the most recently completed fiscal year.

18.	Comment: The introduction to the "Other Accounts Managed" section indicates that the Fund's portfolio managers also manage other accounts; however the table that follows reflects that the portfolio managers do not have any other accounts under their management. Please revise the disclosure to reconcile the discrepancy.

Response: We have revised the disclosure in the table to reflect the portfolio managers' other account information.

19.	Comments: Please file actual, instead of “form of” agreements, or alternatively confirm supplementally that the actual contracts for which form of agreements were filed are substantially the same as those filed.

Response: Filed with Post-Effective Amendment No. 69, to which this response letter relates, are the actual investment advisory, sub-advisory, sub-subadvisory, and general distributor agreements, and the actual distribution and service plan and agreement. We confirm that all other agreements referenced in the amendment’s Part C as “form of” agreements are substantially the same in all material respects as the actual agreements.

20.	Comment: In the Part C, please revise the last paragraph under Item 35 to reflect that the statement applies to the books and records of both of the Subsidiaries wholly-owned by series of the Trust.

Response: The disclosure has been revised accordingly.

 The undersigned hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards
-----------------------------------------
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.
Ed Gizzi, Esq.
K&L Gates LLP

1 See letter from Nancy Vann, OppenheimerFunds, Inc., to Valerie J. Lithotomos, Commission, regarding Oppenheimer Short Duration Fund (April 11, 2011)(accepting the Staff’s fourth comment to delete disclosure about the unavailability of the portfolio turnover rate prior to commencement of fund operations) and letter from Kurt J. Decko, K&L Gates, to Vince DiStefano, Commission, regarding Causeway Capital Management Trust (responding similarly to the Staff’s sixth comment).

2 Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001).

3 Frequently Asked Questions about rule 35-d (Investment Company Names) (Dec. 4, 2001).

4 See Role of Independent Directors of Investment Companies, Release No. 33-7932 (Jan. 16, 2001).